SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 3, 2021

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statement for the Third Quarter Ended December 31, 2020 And Outlook for the Fiscal Year Ending March 31, 2021

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2020
And
Outlook for the Fiscal Year Ending March 31, 2021

February 3, 2021
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended December 31)	F-2
Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-2
Consolidated Statements of Income (Nine months ended December 31)	F-3
Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-3
Consolidated Statements of Cash Flows (Nine months ended December 31)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders’ Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2021	1

Outlook for the Fiscal Year Ending March 31, 2021	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	December 31	Change from
ASSETS	2020	2020	March 31, 2020
Current assets:
Cash and cash equivalents	¥1,512,357	¥1,878,047	¥	+365,690
Marketable securities	1,847,772	2,771,000		+923,228
Notes and accounts receivable, trade and contract assets	1,028,793	1,310,227		+281,434
Allowance for credit losses	(25,873)	(25,143)		+730
Inventories	589,969	605,437		+15,468
Other receivables	188,106	308,178		+120,072
Prepaid expenses and other current assets	594,021	540,302		-53,719
Total current assets	5,735,145	7,388,048		+1,652,903

Film costs	427,336	421,382		-5,954

Investments and advances:
Affiliated companies	207,922	220,221		+12,299
Securities investments and other	12,526,210	13,635,160		+1,108,950
Allowance for credit losses	–	(8,370)		-8,370
	12,734,132	13,847,011		+1,112,879

Property, plant and equipment:
Land	81,482	78,285		-3,197
Buildings	659,556	659,679		+123
Machinery and equipment	1,725,720	1,683,264		-42,456
Construction in progress	76,391	126,502		+50,111
	2,543,149	2,547,730		+4,581
Less-Accumulated depreciation	1,634,505	1,584,620		-49,885
	908,644	963,110		+54,466

Other assets:
Operating lease right-of-use assets	359,510	336,112		-23,398
Finance lease right-of-use assets	33,100	43,763		+10,663
Intangibles, net	906,310	920,148		+13,838
Goodwill	783,888	791,000		+7,112
Deferred insurance acquisition costs	600,901	639,831		+38,930
Deferred income taxes	210,372	182,494		-27,878
Other	340,005	348,223		+8,218
	3,234,086	3,261,571		+27,485

Total assets	¥23,039,343	¥25,881,122	¥	+2,841,779

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥810,176	¥1,320,595	¥	+510,419
Current portion of long-term debt	29,807	119,192		+89,385
Current portion of long-term operating lease liabilities	68,942	73,203		+4,261
Notes and accounts payable, trade	380,810	657,458		+276,648
Accounts payable, other and accrued expenses	1,630,197	1,660,096		+29,899
Accrued income and other taxes	145,996	208,063		+62,067
Deposits from customers in the banking business	2,440,783	2,723,808		+283,025
Other	733,732	1,108,847		+375,115
Total current liabilities	6,240,443	7,871,262		+1,630,819

Long-term debt	634,966	737,258		+102,292
Long-term operating lease liabilities	314,836	286,235		-28,601
Accrued pension and severance costs	324,655	314,559		-10,096
Deferred income taxes	549,538	340,015		-209,523
Future insurance policy benefits and other	6,246,047	6,463,972		+217,925
Policyholders’ account in the life insurance business	3,642,271	4,159,852		+517,581
Other	289,285	266,611		-22,674
Total liabilities	18,242,041	20,439,764		+2,197,723

Redeemable noncontrolling interest	7,767	8,035		+268

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	880,214	880,214	–
Additional paid-in capital	1,289,719	1,486,104		+196,385
Retained earnings	2,768,856	3,788,596		+1,019,740
Accumulated other comprehensive income	(580,980)	(624,047)		-43,067
Treasury stock, at cost	(232,503)	(140,307)		+92,196
	4,125,306	5,390,560		+1,265,254

Noncontrolling interests	664,229	42,763		-621,466
Total equity	4,789,535	5,433,323		+643,788
Total liabilities and equity	¥23,039,343	¥25,881,122	¥	+2,841,779

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended December 31
	2019	2020	Change
Sales and operating revenue:
Net sales	¥2,034,826	¥2,252,904	¥	+218,078
Financial services revenue	405,382	423,432		+18,050
Other operating revenue	22,954	20,200		-2,754
	2,463,162	2,696,536		+233,374

Costs and expenses:
Cost of sales	1,411,228	1,554,843		+143,615
Selling, general and administrative	400,032	409,835		+9,803
Financial services expenses	372,540	376,833		+4,293
Other operating (income) expense, net	(18,056)	295		+18,351
	2,165,744	2,341,806		+176,062

Equity in net income of affiliated companies	2,714	4,496		+1,782

Operating income	300,132	359,226		+59,094

Other income:
Interest and dividends	3,900	1,753		-2,147
Gain on equity securities, net	13,392	120,234		+106,842
Foreign exchange gain, net	–	60		+60
Other	1,286	1,413		+127
	18,578	123,460		+104,882

Other expenses:
Interest expenses	1,129	2,756		+1,627
Foreign exchange loss, net	427	–		-427
Loss on pension plan amendment	6,358	–		-6,358
Other	475	2,559		+2,084
	8,389	5,315		-3,074

Income before income taxes	310,321	477,371		+167,050

Income taxes	69,977	103,661		+33,684

Net income	240,344	373,710		+133,366

Less - Net income attributable to noncontrolling interests	10,806	1,819		-8,987

Net income attributable to Sony Corporation’s stockholders	¥229,538	¥371,891	¥	+142,353

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥187.02	¥301.09	¥	+114.07
— Diluted	182.89	297.35		+114.46

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended December 31
	2019	2020	Change

Net income	¥240,344	¥373,710	¥	+133,366

Other comprehensive income, net of tax –
Unrealized losses on securities	(25,168)	(26,546)		-1,378
Unrealized gains on derivative instruments	368	1,539		+1,171
Pension liability adjustment	80,122	2,346		-77,776
Foreign currency translation adjustments	46,249	(3,317)		-49,566
Debt valuation adjustments	–	(644)		-644

Total comprehensive income	341,915	347,088		+5,173

Less - Comprehensive income attributable to noncontrolling interests	2,538	1,758		-780

Comprehensive income attributable to Sony Corporation’s stockholders	¥339,377	¥345,330	¥	+5,953

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Nine months ended December 31
	2019	2020	Change
Sales and operating revenue:
Net sales	¥5,318,782	¥5,481,349	¥	+162,567
Financial services revenue	1,115,291	1,240,455		+125,164
Other operating revenue	77,072	57,137		-19,935
	6,511,145	6,778,941		+267,796

Costs and expenses:
Cost of sales	3,629,246	3,753,504		+124,258
Selling, general and administrative	1,105,115	1,040,308		-64,807
Financial services expenses	997,211	1,102,877		+105,666
Other operating income, net	(24,017)	(16,491)		+7,526
	5,707,555	5,880,198		+172,643

Equity in net income of affiliated companies	6,422	6,642		+220

Operating income	810,012	905,385		+95,373

Other income:
Interest and dividends	14,658	7,109		-7,549
Gain on equity securities, net	372	205,727		+205,355
Other	4,441	4,210		-231
	19,471	217,046		+197,575

Other expenses:
Interest expenses	8,793	7,265		-1,528
Foreign exchange loss, net	9,376	8,684		-692
Loss on pension plan amendment	6,358	–		-6,358
Other	1,523	9,588		+8,065
	26,050	25,537		-513

Income before income taxes	803,433	1,096,894		+293,461

Income taxes	196,916	12,641		-184,275

Net income	606,517	1,084,253		+477,736

Less - Net income attributable to noncontrolling interests	36,970	19,477		-17,493

Net income attributable to Sony Corporation’s stockholders	¥569,547	¥1,064,776	¥	+495,229

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥460.11	¥867.17	¥	+407.06
— Diluted	450.08	852.04		+401.96

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Nine months ended December 31
	2019	2020	Change

Net income	¥606,517	¥1,084,253	¥	+477,736

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	14,757	(64,428)		-79,185
Unrealized gains on derivative instruments	60	668		+608
Pension liability adjustment	86,162	6,805		-79,357
Foreign currency translation adjustments	(17,501)	(26,787)		-9,286
Debt valuation adjustments	–	(1,837)		-1,837

Total comprehensive income	689,995	998,674		+308,679

Less - Comprehensive income attributable to noncontrolling interests	41,635	6,866		-34,769

Comprehensive income attributable to Sony Corporation’s stockholders	¥648,360	¥991,808	¥	+343,448

Consolidated Statements of Cash Flows
	(Millions of yen)
	Nine months ended December 31
	2019	2020
Cash flows from operating activities:
Net income	¥606,517	¥1,084,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	281,393	286,563
Amortization of film costs	212,684	197,849
Accrual for pension and severance costs, less payments	4,714	1,748
Other operating income, net	(24,017)	(16,491)
Gain on securities investments, net (other than financial services business)	(392)	(205,721)
Gain on marketable securities and securities investments held in the financial services business, net	(127,002)	(339,714)
Deferred income taxes	23,594	(155,881)
Equity in net income of affiliated companies, net of dividends	(2,737)	(2,211)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(237,477)	(300,544)
(Increase) decrease in inventories	34,865	(41,039)
Increase in film costs	(296,377)	(193,344)
Increase (decrease) in notes and accounts payable, trade	(12,640)	277,309
Increase in accrued income and other taxes	34,419	136,263
Increase in future insurance policy benefits and other	554,596	619,049
Increase in deferred insurance acquisition costs	(73,385)	(69,433)
Increase in marketable securities held in the life insurance business	(103,746)	(119,871)
Increase in other current assets	(15,047)	(150,801)
Increase (decrease) in other current liabilities	(16,443)	66,950
Other	(9,452)	12,574
Net cash provided by operating activities	834,067	1,087,508

Cash flows from investing activities:
Payments for purchases of fixed assets	(314,791)	(391,439)
Proceeds from sales of fixed assets	12,445	13,699
Payments for investments and advances by financial services business	(970,438)	(1,197,359)
Payments for investments and advances (other than financial services business)	(40,423)	(93,368)
Proceeds from sales or return of investments and collections of advances by financial services business	208,164	292,090
Proceeds from sales or return of investments and collections of advances (other than financial services business)	13,169	19,604
Proceeds from sales of businesses	13,404	1,605
Proceeds from sales of Olympus Corporation Shares	80,357	–
Other	(27,969)	(17,019)
Net cash used in investing activities	(1,026,082)	(1,372,187)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	110,535	336,960
Payments of long-term debt	(189,790)	(93,913)
Increase in short-term borrowings, net	278,028	311,912
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	396,500
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	(200,000)
Increase in deposits from customers in the financial services business, net	211,135	392,891
Dividends paid	(49,621)	(61,153)
Payments for purchase of treasury stock	(156,187)	(211)
Payment for purchase of noncontrolling interest in Game Show Network, LLC	(39,894)	–
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	(396,698)
Other	(19,110)	(9,628)
Net cash provided by financing activities	145,096	676,660

Effect of exchange rate changes on cash and cash equivalents, including restricted	(14,887)	(28,538)

Net increase (decrease) in cash and cash equivalents, including restricted	(61,806)	363,443
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	1,412,007	1,878,738

Less - restricted cash and cash equivalents, included in other current assets and other assets	3,131	691
Cash and cash equivalents at end of the period	¥1,408,876	¥1,878,047

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended December 31
Sales and operating revenue	2019	2020	Change

Game & Network Services
Customers	¥616,576	¥865,790	¥	+249,214
Intersegment	15,554	17,436		+1,882
Total	632,130	883,226		+251,096

Music
Customers	213,861	261,724		+47,863
Intersegment	3,077	2,738		-339
Total	216,938	264,462		+47,524

Pictures
Customers	235,702	191,118		-44,584
Intersegment	312	57		-255
Total	236,014	191,175		-44,839

Electronics Products & Solutions
Customers	645,818	644,558		-1,260
Intersegment	4,611	4,430		-181
Total	650,429	648,988		-1,441

Imaging & Sensing Solutions
Customers	277,816	243,809		-34,007
Intersegment	20,191	23,129		+2,938
Total	298,007	266,938		-31,069

Financial Services
Customers	405,382	423,432		+18,050
Intersegment	1,846	1,841		-5
Total	407,228	425,273		+18,045

All Other
Customers	63,129	63,995		+866
Intersegment	9,144	8,505		-639
Total	72,273	72,500		+227

Corporate and elimination	(49,857)	(56,026)		-6,169
Consolidated total	¥2,463,162	¥2,696,536	¥	+233,374

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment. All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment. Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended December 31
Operating income (loss)	2019	2020	Change

Game & Network Services	¥53,450	¥80,183	¥	+26,733
Music	36,250	59,692		+23,442
Pictures	5,422	22,207		+16,785
Electronics Products & Solutions	80,336	105,772		+25,436
Imaging & Sensing Solutions	75,182	50,396		-24,786
Financial Services	32,634	46,595		+13,961
All Other	20,673	8,126		-12,547
Total	303,947	372,971		+69,024

Corporate and elimination	(3,815)	(13,745)		-9,930
Consolidated total	¥300,132	¥359,226	¥	+59,094

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Business Segments)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue	2019	2020	Change

Game & Network Services
Customers	¥1,496,372	¥1,959,383	¥	+463,011
Intersegment	47,609	36,590		-11,019
Total	1,543,981	1,995,973		+451,992

Music
Customers	630,641	663,878		+33,237
Intersegment	7,825	8,567		+742
Total	638,466	672,445		+33,979

Pictures
Customers	681,848	557,534		-124,314
Intersegment	858	1,063		+205
Total	682,706	558,597		-124,109

Electronics Products & Solutions
Customers	1,612,785	1,472,634		-140,151
Intersegment	15,058	12,858		-2,200
Total	1,627,843	1,485,492		-142,351

Imaging & Sensing Solutions
Customers	774,570	726,134		-48,436
Intersegment	64,839	54,074		-10,765
Total	839,409	780,208		-59,201

Financial Services
Customers	1,115,291	1,240,455		+125,164
Intersegment	6,053	5,523		-530
Total	1,121,344	1,245,978		+124,634

All Other
Customers	181,704	150,434		-31,270
Intersegment	29,057	25,362		-3,695
Total	210,761	175,796		-34,965

Corporate and elimination	(153,365)	(135,548)		+17,817
Consolidated total	¥6,511,145	¥6,778,941	¥	+267,796

G&NS intersegment amounts primarily consist of transactions with All Other. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment. Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Nine months ended December 31
Operating income (loss)	2019	2020	Change

Game & Network Services	¥192,241	¥309,152	¥	+116,911
Music	112,007	147,435		+35,428
Pictures	45,116	78,700		+33,584
Electronics Products & Solutions	146,789	150,649		+3,860
Imaging & Sensing Solutions	201,088	125,657		-75,431
Financial Services	117,518	137,516		+19,998
All Other	20,505	14,849		-5,656
Total	835,264	963,958		+128,694

Corporate and elimination	(25,252)	(58,573)		-33,321
Consolidated total	¥810,012	¥905,385	¥	+95,373

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended December 31
Sales and operating revenue (to external customers)	2019	2020	Change

Game & Network Services
Digital Software and Add-on Content	¥304,982	¥432,789	¥	+127,807
Network Services	85,484	95,774		+10,290
Hardware and Others	226,110	337,227		+111,117
Total	616,576	865,790		+249,214

Music
Recorded Music - Streaming	72,812	88,063		+15,251
Recorded Music - Others	53,127	54,049		+922
Music Publishing	39,716	44,997		+5,281
Visual Media and Platform	48,206	74,615		+26,409
Total	213,861	261,724		+47,863

Pictures
Motion Pictures	101,345	52,633		-48,712
Television Productions	72,572	75,656		+3,084
Media Networks	61,785	62,829		+1,044
Total	235,702	191,118		-44,584

Electronics Products & Solutions
Televisions	235,859	247,870		+12,011
Audio and Video	121,742	116,974		-4,768
Still and Video Cameras	122,031	121,570		-461
Mobile Communications	113,500	111,061		-2,439
Other	52,686	47,083		-5,603
Total	645,818	644,558		-1,260

Imaging & Sensing Solutions	277,816	243,809		-34,007

Financial Services	405,382	423,432		+18,050

All Other	63,129	63,995		+866

Corporate	4,878	2,110		-2,768
Consolidated total	¥2,463,162	¥2,696,536	¥	+233,374

(Sales to Customers by Product Category)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2019	2020	Change

Game & Network Services
Digital Software and Add-on Content	¥747,835	¥1,124,487	¥	+376,652
Network Services	253,467	284,966		+31,499
Hardware and Others	495,070	549,930		+54,860
Total	1,496,372	1,959,383		+463,011

Music
Recorded Music - Streaming	206,091	235,790		+29,699
Recorded Music - Others	144,012	127,732		-16,280
Music Publishing	117,413	113,653		-3,760
Visual Media and Platform	163,125	186,703		+23,578
Total	630,641	663,878		+33,237

Pictures
Motion Pictures	322,586	208,871		-113,715
Television Productions	180,604	190,895		+10,291
Media Networks	178,658	157,768		-20,890
Total	681,848	557,534		-124,314

Electronics Products & Solutions
Televisions	550,099	559,056		+8,957
Audio and Video	284,239	247,942		-36,297
Still and Video Cameras	321,891	258,212		-63,679
Mobile Communications	291,764	284,430		-7,334
Other	164,792	122,994		-41,798
Total	1,612,785	1,472,634		-140,151

Imaging & Sensing Solutions	774,570	726,134		-48,436

Financial Services	1,115,291	1,240,455		+125,164

All Other	181,704	150,434		-31,270

Corporate	17,934	8,489		-9,445
Consolidated total	¥6,511,145	¥6,778,941	¥	+267,796

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the three months ended December 31, 2019 and 2020 was 6,965 million yen and 21,292 million yen, respectively.  In addition, the operating income of Mobile Communications for the nine months ended December 31, 2019 and 2020 was 8,639 million yen and 41,786 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests) and the figures shown in the respective presentations are before the elimination and offsetting of such transactions and deferred tax assets and deferred tax liabilities of each.  Such intercompany balances are eliminated and/or offset in the consolidated financial statements.

Condensed Balance Sheets

	(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	December 31	March 31	December 31	March 31	December 31
	2020	2020	2020	2020	2020	2020
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥552,781	¥962,318	¥1,325,266	¥1,512,357	¥1,878,047
Marketable securities	1,847,772	2,771,000	–	–	1,847,772	2,771,000
Notes and accounts receivable, trade and contract assets	10,532	23,289	999,976	1,294,307	1,002,920	1,285,084
Inventories	–	–	589,969	605,437	589,969	605,437
Other receivables	73,117	66,620	115,100	241,933	188,106	308,178
Prepaid expenses and other current assets	181,247	200,059	413,496	353,914	594,021	540,302
Total current assets	2,662,707	3,613,749	3,080,859	3,820,857	5,735,145	7,388,048

Film costs	–	–	427,336	421,382	427,336	421,382

Investments and advances	12,457,977	13,249,775	351,936	671,845	12,734,132	13,847,011

Investments in Financial Services, at cost	–	–	153,968	550,484	–	–

Property, plant and equipment	18,247	18,785	890,640	944,577	908,644	963,110

Other assets:
Right-of-use assets	58,897	71,951	333,753	307,928	392,610	379,875
Intangibles, net	49,871	49,657	856,439	870,491	906,310	920,148
Goodwill	10,834	10,834	773,054	780,166	783,888	791,000
Deferred insurance acquisition costs	600,901	639,831	–	–	600,901	639,831
Deferred income taxes	10,365	1,082	200,021	284,766	210,372	182,494
Other	38,949	34,145	305,028	318,032	340,005	348,223
	769,817	807,500	2,468,295	2,561,383	3,234,086	3,261,571

Total assets	¥15,908,748	¥17,689,809	¥7,373,034	¥8,970,528	¥23,039,343	¥25,881,122

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥758,737	¥1,091,305	¥81,246	¥348,482	¥839,983	¥1,439,787
Short-term operating lease liabilities	9,363	9,419	59,595	63,785	68,942	73,203
Notes and accounts payable, trade	–	–	380,810	657,458	380,810	657,458
Accounts payable, other and accrued expenses	40,457	31,641	1,591,072	1,629,838	1,630,197	1,660,096
Accrued income and other taxes	22,825	7,031	123,171	201,032	145,996	208,063
Deposits from customers in the banking business	2,440,783	2,723,808	–	–	2,440,783	2,723,808
Other	226,455	673,078	514,368	480,940	733,732	1,108,847
Total current liabilities	3,498,620	4,536,282	2,750,262	3,381,535	6,240,443	7,871,262

Long-term debt	240,143	286,468	398,793	454,751	634,966	737,258
Long-term operating lease liabilities	41,192	37,669	273,668	248,568	314,836	286,235
Accrued pension and severance costs	34,211	34,636	290,444	279,923	324,655	314,559
Deferred income taxes	391,883	359,623	173,022	98,875	549,538	340,015
Future insurance policy benefits and other	6,246,047	6,463,972	–	–	6,246,047	6,463,972
Policyholders’ account in the life insurance business	3,642,271	4,159,852	–	–	3,642,271	4,159,852
Other	21,843	19,758	289,574	267,850	289,285	266,611
Total liabilities	14,116,210	15,898,260	4,175,763	4,731,502	18,242,041	20,439,764

Redeemable noncontrolling interest	–	–	7,767	8,035	7,767	8,035

Equity:
Stockholders’ equity of Financial Services	1,790,333	1,788,814	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	3,159,071	4,190,963	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	4,125,306	5,390,560
Noncontrolling interests	2,205	2,735	30,433	40,028	664,229	42,763
Total equity	1,792,538	1,791,549	3,189,504	4,230,991	4,789,535	5,433,323

Total liabilities and equity	¥15,908,748	¥17,689,809	¥7,373,034	¥8,970,528	¥23,039,343	¥25,881,122

Condensed Statements of Income

	(Millions of yen)
	Three months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Financial services revenue	¥407,228	¥425,273	¥–	¥–	¥405,382	¥423,432
Net sales and operating revenue	–	–	2,058,759	2,274,388	2,057,780	2,273,104
	407,228	425,273	2,058,759	2,274,388	2,463,162	2,696,536

Cost of sales	–	–	1,413,592	1,557,678	1,411,228	1,554,843
Selling, general and administrative	–		398,647	408,294	400,032	409,835
Financial services expenses	374,384	378,674	–	–	372,540	376,833
Other operating (income) expenses, net	(2)	4	(18,054)	291	(18,056)	295
	374,382	378,678	1,794,185	1,966,263	2,165,744	2,341,806

Equity in net income (loss) of affiliated companies	(212)	–	2,926	4,496	2,714	4,496

Operating income	32,634	46,595	267,500	312,621	300,132	359,226

Other income (expenses), net	76	(21)	10,110	118,166	10,189	118,145

Income before income taxes	32,710	46,574	277,610	430,787	310,321	477,371

Income taxes	9,499	14,542	60,477	89,118	69,977	103,661

Net income	23,211	32,032	217,133	341,669	240,344	373,710

Less - Net income attributable to noncontrolling interests	86	243	2,645	1,575	10,806	1,819

Net income of Financial Services	¥23,125	¥31,789	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥214,488	¥340,094	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥229,538	¥371,891

	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Financial services revenue	¥1,121,344	¥1,245,978	¥–	¥–	¥1,115,291	¥1,240,455
Net sales and operating revenue	–	–	5,400,223	5,542,712	5,395,854	5,538,486
	1,121,344	1,245,978	5,400,223	5,542,712	6,511,145	6,778,941

Cost of sales	–	–	3,637,560	3,761,733	3,629,246	3,753,504
Selling, general and administrative	–	–	1,101,184	1,036,334	1,105,115	1,040,308
Financial services expenses	1,003,263	1,108,400	–	–	997,211	1,102,877
Other operating (income) expenses, net	42	62	(24,073)	(16,553)	(24,017)	(16,491)
	1,003,305	1,108,462	4,714,671	4,781,514	5,707,555	5,880,198

Equity in net income (loss) of affiliated companies	(521)	–	6,943	6,642	6,422	6,642

Operating income	117,518	137,516	692,495	767,840	810,012	905,385

Other income (expenses), net	(15)	(63)	11,125	211,386	(6,579)	191,509

Income before income taxes	117,503	137,453	703,620	979,226	803,433	1,096,894

Income taxes	34,234	37,614	162,681	(25,195)	196,916	12,641

Net income	83,269	99,839	540,939	1,004,421	606,517	1,084,253

Less - Net income attributable to noncontrolling interests	259	500	7,717	3,624	36,970	19,477

Net income of Financial Services	¥83,010	¥99,339	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥533,222	¥1,000,797	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥569,547	¥1,064,776

Condensed Statements of Cash Flows

	(Millions of yen)
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020
Cash flows from operating activities:
Net income (loss)	¥83,269	¥99,839	¥540,939	¥1,004,421	¥606,517	¥1,084,253
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	60,154	41,519	221,239	245,044	281,393	286,563
Amortization of film costs	–	–	212,684	197,849	212,684	197,849
Other operating (income) expenses, net	42	62	(24,073)	(16,553)	(24,017)	(16,491)
(Gain) loss on marketable securities and securities investments, net	(127,002)	(339,714)	(392)	(205,721)	(127,394)	(545,435)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	5,158	(12,757)	(242,695)	(312,712)	(237,477)	(300,544)
(Increase) decrease in inventories	–	–	34,865	(41,039)	34,865	(41,039)
(Increase) decrease in film costs	–	–	(296,377)	(193,344)	(296,377)	(193,344)
Increase (decrease) in notes and accounts payable, trade	–	–	(12,640)	277,309	(12,640)	277,309
Increase (decrease) in future insurance policy benefits and other	554,596	619,049	–	–	554,596	619,049
(Increase) decrease in deferred insurance acquisition costs	(73,385)	(69,433)	–	–	(73,385)	(69,433)
(Increase) decrease in marketable securities held in the life insurance business	(103,746)	(119,871)	–	–	(103,746)	(119,871)
Other	(41,646)	(20,692)	60,410	(45,868)	19,048	(91,358)
Net cash provided by (used in) operating activities	357,440	198,002	493,960	909,386	834,067	1,087,508

Cash flows from investing activities:
Payments for purchases of fixed assets	(14,425)	(13,851)	(300,366)	(377,654)	(314,791)	(391,439)
Payments for investments and advances	(970,438)	(1,197,359)	(40,423)	(93,368)	(1,010,861)	(1,290,727)
Proceeds from sales or return of investments and collections of advances	208,164	292,090	93,526	19,604	301,690	311,694
Other	125	23	(2,229)	(1,738)	(2,120)	(1,715)
Net cash provided by (used in) investing activities	(776,574)	(919,097)	(249,492)	(453,156)	(1,026,082)	(1,372,187)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	272,960	361,169	(73,866)	390,290	198,773	751,459
Increase (decrease) in deposits from customers, net	211,135	392,891	–	–	211,135	392,891
Dividends paid	(27,189)	(30,454)	(49,621)	(61,153)	(49,621)	(61,153)
Other	62	231	(205,734)	(396,128)	(215,191)	(406,537)
Net cash provided by (used in) financing activities	456,968	723,837	(329,221)	(66,991)	145,096	676,660

Effect of exchange rate changes on cash and cash equivalents	–	–	(14,887)	(28,538)	(14,887)	(28,538)

Net increase (decrease) in cash and cash equivalents, including restricted	37,834	2,742	(99,640)	360,701	(61,806)	363,443
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295
Cash and cash equivalents, including restricted, at end of the period	547,429	552,781	864,578	1,325,957	1,412,007	1,878,738
Less - restricted cash and cash equivalents, included in other current assets and other assets	–	–	3,131	691	3,131	691
Cash and cash equivalents at end of the period	¥547,429	¥552,781	¥861,447	¥1,325,266	¥1,408,876	¥1,878,047

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Completion of Making Sony Financial Holdings Inc. a Wholly-owned Subsidiary
In the quarter ended September 30, 2020, Sony Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Corporation of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, and SFH has become a wholly-owned subsidiary of Sony Corporation.  Consideration for this acquisition is 396,698 million yen.  The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in capital of 195,463 million yen.

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Measurement of credit losses on financial instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued  Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments.  The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses.  This ASU was effective for Sony as of April 1, 2020.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials
In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights.  In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service.  In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level.  This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis.  Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	–	–	–	1,028,793
Allowance for credit losses *	(25,873)	(280)	–	(280)	(26,153)
Inventories	589,969	–	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	–	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	–	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	–	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	–	780	12,526,990
Allowance for credit losses	–	(6,341)	–	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	–	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	–	45	210,417
Other	340,005	(721)	–	(721)	339,284
Total other assets	3,234,086	(676)	–	(676)	3,233,410
Total assets	23,039,343	(6,559)	–	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	–	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	–	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	–	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	–	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	–	(1,386)	662,843
Total equity	4,789,535	(5,055)	–	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	–	(6,559)	23,032,784

* Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated  balance sheets.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of December 31, 2020, Sony had 1,413 consolidated subsidiaries (including variable interest entities) and 131 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2019	2020
— Basic	1,227,355	1,235,162
— Diluted	1,255,030	1,250,693

	(Thousands of shares)
	Nine months ended December 31
Net income attributable to Sony Corporation’s stockholders	2019	2020
— Basic	1,237,842	1,227,879
— Diluted	1,265,421	1,249,672

The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2019 and 2020 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2019 have been made to conform to the presentation for the three and nine months ended December 31, 2020.

(Reversal of valuation allowances for deferred tax assets of Sony Corporation and its national tax filing group in Japan)
Sony provides a valuation allowance for its deferred tax assets, which includes temporary differences, net operating losses and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.　Despite the spread of COVID-19, as a result of the acquisition of SFH, the taxable income of Sony Corporation and its national tax filing group has increased and is expected to be stable going forward.  Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses.  As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020.  Valuation allowances continue to be recorded on the remaining Japan deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

(Subsequent event)
Acquisition of certain of Kobalt Music Group Limited’s operations
On January 31, 2021, Sony Music Entertainment (“SME”), a wholly-owned subsidiary of Sony, entered into a definitive agreement with Kobalt Music Group Limited (“Kobalt”) to acquire 100% of the shares and related assets of certain Kobalt subsidiaries in order to obtain AWAL, Kobalt’s recorded music label and distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business.  The purchase price of this transaction is 430 million U.S. dollars, subject to customary working capital and other adjustments.  This transaction is subject to customary closing conditions, including regulatory approvals.

Outlook for the Fiscal Year Ending March 31, 2021

The forecast for consolidated results for the fiscal year ending March 31, 2021, as announced on October 28, 2020, has been revised as follows:

	(Billions of yen)
	March 31, 2020 Results	October Forecast	February Forecast	Change from October Forecast
Sales and operating revenue	¥8,259.9	¥8,500	¥8,800	+¥300 billion	+3.5%
Operating income	845.5	700	940	+¥240 billion	+34.3%
Income before income taxes	799.5	765	1,120	+¥355 billion	+46.4%
Net income attributable to Sony Corporation’s stockholders	582.2	800	1,085	+¥285 billion	+35.6%

For all segments excluding the Financial Services segment *	March 31, 2020 Results	October Forecast	February Forecast	Change from October Forecast
Net cash provided by operating activities	¥762.9	630	850	+¥220 billion	+34.9%
* Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with U.S. GAAP.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-9 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the three months ending March 31, 2021	(For your reference)
Assumed foreign exchange rates for the six months ending March 31, 2021 at the time of the October forecast
1 U.S. dollar	approximately 103 yen	approximately 105 yen
1 Euro	approximately 126 yen	approximately 123 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2021 are expected to be higher than the October forecast due to higher-than-expected sales in all segments except for the Pictures segment.

Consolidated operating income is expected to be significantly higher than the October forecast due to expected increases in operating income in all segments, as well as an expected decrease in operating loss in All Other, Corporate and elimination.

Restructuring charges for the Sony Group are expected to be approximately 27 billion yen, which remains unchanged from the October forecast, compared to 25 billion yen in the fiscal year ended March 31, 2020.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

Income before income taxes is expected to be 1,120 billion yen, which is significantly higher than the October forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income, as well as an expected increase in other income primarily resulting from the recording of unrealized gains on securities.

Net income attributable to Sony Corporation’s stockholders is expected to be significantly higher than the October forecast mainly due to the above-mentioned expected increase in income before income taxes.
1

The forecast for each business segment for the fiscal year ending March 31, 2021 has been revised as follows:

	(Billions of yen)
	March 31, 2020 Results	October Forecast	February Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,977.6	¥2,600	¥2,630
Operating income	238.4	300	340
Music
Sales and operating revenue	849.9	850	900
Operating income	142.3	152	180
Pictures
Sales and operating revenue	1,011.9	760	750
Operating income	68.2	48	72
Electronics Products & Solutions (EP&S)
Sales and operating revenue	1,991.3	1,870	1,890
Operating income	87.3	67	125
Imaging & Sensing Solutions (I&SS)
Sales and operating revenue	1,070.6	960	1,010
Operating income	235.6	81	136
Financial Services
Financial services revenue	1,307.7	1,460	1,600
Operating income	129.6	155	170
All Other, Corporate and elimination
Operating loss	(55.9)	(103)	(83)
Consolidated
Sales and operating revenue	8,259.9	8,500	8,800
Operating income	845.5	700	940

Game & Network Services (G&NS)
Sales are expected to be higher than the October forecast primarily due to higher-than-expected sales of game software including add-on content, higher-than-expected Network Services sales including PlayStation®Plus, and higher-than-expected unit sales of peripheral devices.  Operating income is expected to be higher than the October forecast mainly due to the above-mentioned expected increase in game software sales, cost reductions, the positive impact of foreign exchange rates and higher-than-expected Network Services sales.

Music
Sales are expected to be higher than the October forecast mainly due to expected increases in Visual Media and Platform and Recorded Music sales.  Sales for Visual Media and Platform are expected to increase primarily due to an increase in sales for the anime business reflecting the strong performance of Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train and the strong performance of mobile game applications.  Sales for Recorded Music are expected to increase primarily due to stronger-than-expected sales of physical media.  Operating income is expected to be higher than the October forecast primarily due to the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be lower than the October forecast primarily due to delays in theatrical releases due to theater closures resulting from the impact of COVID-19.  Operating income is expected to be significantly higher than the October forecast primarily due to lower marketing costs as a result of the above-mentioned delays in theatrical releases as well as higher-than-expected home entertainment and television licensing sales from prior year and catalog titles, both in Motion Pictures.

Electronics Products & Solutions (EP&S)
Sales are expected to be higher than the October forecast due to an expected increase in sales of televisions resulting from an expected improvement in the product mix.  Operating income is expected to be significantly higher than the October forecast primarily due to an expected improvement in the product mix of televisions and digital cameras, as well as reductions in operating costs.
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Imaging & Sensing Solutions (I&SS)
Sales are expected to be higher than the October forecast primarily due to higher-than-expected unit sales of image sensors for mobile products and digital cameras.  Operating income is expected to be significantly higher than the October forecast primarily due to the impact of the above-mentioned expected increase in sales and an 8.5 billion yen gain from the reversal of inventory write-downs of certain image sensors for mobile products previously recorded in the quarter ended September 30, 2020.

Financial Services
Financial services revenue is expected to be higher than the October forecast primarily due to an increase in net gains on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”).  Operating income is expected to be higher than the October forecast primarily due to an improvement in foreign exchange gains and losses in U.S. dollar-denominated insurance and a decrease in operating expenses at Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing LLC and EMI Music Publishing Ltd., which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc.  The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.
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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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